Offering Statement for Guru.Club LLC (“Guru.Club”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Guru.Club LLC

   51 Melcher St.

Boston, MA 02210

Eligibility

2. **The following are true for Guru.Club LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Justin DeVuono

A.B. Computer Science Secondary Psychology 2019 Harvard College Head Teaching Fellow for Dr. Henry Leitner - 2016 - present Chief Architect and Chief Operating Officer - guru.club July 2017 - present

Peter Marathas

Software QA Intern - Verizon Summer 2016 Web Developer - UMass Transit Services 2014 - 2017 Full-Stack Software Engineer & Designer - guru.club July 2017 - present (edited) B.S. Computer Science & Mathematics 2017 UMass Amherst

Joe Malone

Joe Malone has been a popular commentator on Boston radio and television for the past fifteen years addressing issues ranging from politics and sports to pop culture and music. In addition, Joe manages Malone & Malone LLC, a business development consulting firm whose clients include companies from the investment, social media, energy, and healthcare fields. Joe is a co-founder of Guru.Club and focuses on business development. He has worked here from July 2017 to the present. In 1991, Joe was elected Massachusetts State Treasurer, the only Republican to hold that post in the past sixty years. He was re-elected with almost 70% of the vote four years later. During his eight-year tenure, Malone followed through on his promise of making government more efficient and effective. He re-structured the Treasury and modernized its departments, reducing operating costs by 62%. Under Malone's leadership, the performance of the Commonwealth's $25 billion pension fund went from worst to best as compared to other states. In 1996 the Legislature adopted Malone's proposal to merge the state's two pension funds, thereby saving $100 million over the next five years and the savings continue today. In addition, Malone reformed the Massachusetts Deferred Compensation Plan, which benefitted thousands of state employees. As head of the Massachusetts State Lottery, Malone reduced Lottery expenses as a percentage of gross sales from 4.4% to 2.2%, the lowest of any lottery in the nation. In recognition of Joe's work, the bi-partisan Center for Policy Alternatives honored him with their 1996 "Pathfinder Award" for innovation in government. A 1978 graduate of Harvard College, Joe earned his B.A. in Government and lettered in football, receiving the prestigious Henry Lamar award. Joe has been a guest lecturer at a number of Boston area universities, including Boston University, Northeastern University and the Kennedy School at Harvard.

Sam Malone

Sam is the Founder and CEO of Guru.Club. Sam was a point guard for John Calipari, University of Kentucky's Hall of Fame coach. During his days as a student-athlete at Kentucky, Malone played on 3 Final Four teams, including the Wildcats 2012 NCAA championship team. Overcoming 4 knee surgeries during his playing career, Sam made the team as a walk-on and eventually earned a scholarship while excelling in the classroom as a 3-time Southeast Conference Academic All-American and earning the 2014 NCAA Elite 89 Award. The award honors "the individual who has reached the pinnacle of competition at the national championship level in his or her sport, while also achieving the highest academic standard among his or her peers." Following his senior basketball season, Sam founded Won Every Game Productions selling viral apparel that was featured on major media outlets such as Sporting News, USA Today, Yahoo, Sports Illustrated, Bleacher Report and Barstool Sports. Sam's passion for social media marketing and innovation inspired him to form guru.club LLC in 2017. Prior to co-founding guru.club, Sam was the full-time manager for his friend and former teammate, Nerlens Noel, during Noel's tenure with the Philadelphia 76ers. 3-year Work History: Guru.Club LLC, CEO, July 2017-Present Won Every Game Productions LLC, Founder, April 2015- July 2017

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Sam Malone

Securities:	207,063
Class:	Membership Units
Voting Power:	20.0%

Joe Malone

Securities:	207,063
Class:	Membership Units
Voting Power:	20.0%

Peter Marathas III

Securities:	207,063
Class:	Membership Units
Voting Power:	20.0%

Justin Devuono

Securities:	207,063
Class:	Membership Units
Voting Power:	20.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Guru.Club is an exclusive marketplace that allows shoppers to earn cashback in exchange for sharing brand experiences on Instagram while brands receive authentic word-of-mouth marketing and user-generated content for a fraction of the current cost. The Guru.Club marketplace was designed to solve the shortcomings associated with influencer marketing and content creation. In today's social-media-first world, brands are desperate for content and need exposure to stay vibrant and relevant. At the same time everyday Instagram users are already tagging brands and creating branded content. The guru.club marketplace provides the perfect bridge between shoppers (content creators) and brands (merchants) resulting in a win-win situation for both sides.

Guru.Club currently has 7 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Guru.Club LLC speculative or risky:**

   1. There can be no assurance that the Company will achieve its strategic and operational objectives or that subscriber will receive any return on, or return of, subscriber's invested capital.
   2. The Company is in the process of developing relationships with shoppers and hosts of its applications and products. The failure of the Company to identify and contract with these third parties on favorable terms and conditions may have an adverse impact on the business.
   3. While the Company believes that it has ownership of its core intellectual property, there can be no assurances that third parties will not claim rights to such intellectual property and/or make claims that the intellectual property of the Company infringes upon the rights of such third party. In addition, there can be no assurance that the Company's intellectual property is sufficient for the intended uses and operations of the Company or that it will perform as intended.
   4. The Company faces significant competition from a myriad of persons developing applications similar to the Company's. While the Company's proposed applications offer users an alternative to existing applications and products, once the Company's applications are available for use, there can be no assurance that users will opt use the Company's applications over those otherwise available to users.
   5. You may not realize a return on your investment in the Company for a long period of time, if ever. There is no assurance that the Company will distribute any of its earnings to its Members. The Company may not generate cash flow until it effects a partial or complete financing, refinancing or sale. It is possible that the Company may not encounter favorable financing, refinancing or sale terms, thereby reducing or eliminating the return.
   6. We have a limited operating history on which you can evaluate our performance. We were incorporated under the laws of Delaware on July 26, 2017. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in the competitive industry of mobile applications, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.
   7. We are a startup Company and our business model currently focuses on innovation rather than generating revenue. While we have generated limited revenue and intend to generate additional revenue in the future, we cannot assure you when or if we will be able to grow our revenues. Consequently, we rely on external financing to fund our operations.
   8. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.
   9. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power

outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

10. Maintaining, extending and expanding our reputation and brand image are essential to our business success. In order for the Company to compete and grow, we must extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. In addition, our success in extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We expect to increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

11. Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service. The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our customers to use our mobile application, reliable and timely responses, and superior after sales services. Our economic prospects may decrease if our mobile application or website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide customer service in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

12. If we do not respond to technological changes or upgrade our application, website, and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our application and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing application, website and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

13. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be

held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of his or her investment.

14. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

15. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities that are offered for sale. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. You should be aware of the long-term nature of your investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

17. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other

security holders.

18. The Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. The Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity will be subject to dilution in an unpredictable amount. Such dilution may reduce your economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities

20. There is no present market for the Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Guru.Club LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,992 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Additional funding will allow the company to increase its marketing budget and pay for server costs. After our soft launch, we expect an increase in server costs as a result of the rapid growth that is expected after the launch.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$5,243
Compensation for managers	$2,510	$31,750
Marketing	$4,000	$40,000
Server Expenses	$3,000	$30,000
Total Use of Proceeds	**$10,000**	**$106,992**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Guru.Club LLC must agree that a transfer agent, which keeps records of our outstanding Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $12.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Units	1,053,264	1,044,348	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant	See #18 below.	0

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    One of our current investors has the right to purchase $875,000 worth of shares at the valuation of $12.5 million dollars. Those warrants expire in January 2020.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    We have granted a perpetual waiver from the provisions in our Company's Limited Liability Company Agreement that limit or restrict the ability of a member to transfer units, for all units issued by the Company to investors pursuant to this offering statement (the "Units"). The Company acknowledges that such perpetual waiver will enable the Units to trade freely, subject to holding period restrictions, following their sale by us to individual investors on a secondary transfer platform or otherwise.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Founders currently own in excess of 75% of the fully-diluted equity and control the direction of the Company. In addition to the rights to appoint the members of the Board, the Company is not permitted to take certain significant actions without the prior written approval of Founders holding more than seventy-five percent (75%) of the Units held by the Founders (the "Super Majority Interest"). A new investor will have little to no influence on the management of the business

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    If the Board and the Super Majority Interest (the "Selling Members") propose to effect a sale of the Company, then any minority investors may be required to sell their Securities on the same terms and conditions as the Selling Members in accordance with the "drag along" provisions of the Operating Agreement. Investors may not have the ability to influence the approval or rejection of any such transaction.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our membership interest units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

   Not applicable.

25. **What other exempt offerings has Guru.Club LLC conducted within the past three years?**

Date of Offering:	09/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$100,000
Use of Proceeds:	Develop product

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$200,000
Use of Proceeds:	Product development and operating expenses

Date of Offering:	04/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$300,000
Use of Proceeds:	Product development and operating expenses

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Our loss for the year ended December 31, 2018 amounted to $522,082, as compared to a loss of $61,723 for the year ended December 31, 2017. The increase in our loss was attributable primarily to an increase in operating expenses in 2018. For the year ended December 31, 2018, the Company incurred contract labor expense of $211,300, marketing expense of $29,983, rent expense of $43,183, salaries of $166,793 and seminars of $16,415, as compared to contract labor expense of $60,000 and no expense for marketing, rent, salaries and seminars for the year ended December 31, 2017. Our losses were funded primarily by member contributions of $435,200 in 2018 and $100,100 in 2017. We are preparing for a soft launch of our product in the third quarter of 2019. We believe we will see revenues over the summer months. Our current overhead expenses are low, with only one employee taking a salary and the co-founders working without pay. To further minimize costs, the company is operating in free office space. The product is within weeks of being completed, allowing Guru Club to launch without additional funding if necessary. Initial outreach to shoppers and brands was a huge success and validated the demand for the concept. The company is now in a recruitment holding pattern until the product is completed. Additional funding will allow the company to pay for expanded marketing and server costs to meet the rapid growth that is expected.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$3,311	($522,082)	$0

See attachments:

Income Statement: income.pdf

Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   1. in connection with the purchase or sale of any security?
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders

the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Guru.Club LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

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The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.guru.club

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.